Eurand N.V Olympic Plaza Fred. Roeskestraat 123 1076 EE Amsterdam The Netherlands Phone: +31 20 673 2744 Commercial Register No. 33286876 VAT No. NL74.07.294.B.01
September 15, 2009
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Eurand N.V. Form 20-F for the Fiscal Year Ended December 31, 2008 File No. 001-33444
Dear Mr. Rosenberg:
               On behalf of Eurand N.V. (“Eurand” or the “Company”), this letter is being submitted in response to the comments relating to the foregoing Form 20-F for the fiscal year ended December 31, 2008 given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Gearóid M. Faherty, Chairman and Chief Executive Officer of the Company, dated September 11, 2009 (the “Comment Letter”). The Comment Letter is in response to the Company’s response letter dated August 26, 2009, which responded to the Commission’s prior comment letter dated August 14, 2009. Unless otherwise noted, where prior comments are referred to, they refer to the Commission’s comment letter dated August 14, 2009.
               For your convenience, we have set forth each comment and have included each response below the relevant comment.
Material Contracts, Page 93
1.	Refer to your response to comment one. Although you were granted confidential treatment, we believe that the disclosure of the general nature of the types of events that would trigger the milestone obligations would be informative to an understanding of when these obligations could become due and impact your liquidity. Please revise your proposed disclosure to describe the types of events that would trigger milestone payments. In addition, to the extent you believe it reasonably likely that a milestone will be triggered, please disclose the impact of the known uncertainty.
Response to Comment 1:
               We propose to add the following disclosure (updated as of a then-current date) in our next report on Form 6-K reporting our operating and financial review and prospects for the three and nine months ended September 30, 2009:
• Eurand S.p.A. • Eurand France S.A.S. • Eurand Pharmaceuticals Limited • Eurand, Incorporated
• Eurand Pharmaceuticals, Inc. • EA Acquisitions Corp. • Eurand Microencapsulation S.A. • SourceCF, Inc. • SourceCF
Nutritionals, LLC • SourceCF Clinical Research & Development, LLC• SourceCF Inhalation Systems, LLC•

September 15, 2009
U.S. Securities and Exchange Commission

               “On April 2, 2008, we entered into a license agreement with Chiesi Farmaceutici S.p.A., or Chiesi, under which we received an exclusive, non-transferable license in the United States (including the U.S. Virgin Islands and Puerto Rico) and Canada to develop and commercialize a finished pharmaceutical product containing Beclomethasone dipropionate as the pharmaceutically active ingredient, in tablet form, for the treatment of inflammatory bowel diseases and related complications. We also received a non-exclusive license to develop and then commercialize the product outside of the United States and Canada, but only for the subsequent export of the product in the United States and/or Canada for resale. Under the license agreement, we are required to take all commercially reasonable steps to obtain and maintain regulatory approval for any product developed and/or commercialized under the license agreement. From April 2, 2008 through September 30, 2009, we paid Chiesi $[500,000]. If certain milestones are achieved, we will be obligated to pay Chiesi up to an aggregate of an additional $[4,000,000] in milestone payments if and when certain commercial sales targets are acheived. In addition to these milestone payments, we are required to make royalty payments to Chiesi based on a low to mid single digit percentage of our net sales of the product. The license agreement will remain in effect for ten years from the date any product is first commercialized, on a country-by-country basis, unless earlier terminated. The agreement contains a standard early termination provision which provides for early termination by either party in the event certain conditions have occurred, including, but not limited to, either party’s breach of the agreement, either party’s filing for bankruptcy or either party making an assignment for the benefit of its creditors.”
               Please note that the Company believes the milestone payments will not be material to its costs and expenses even if they all were to occur in the same period. Additionally, as the Company cannot at this time predict the period in which milestone payments would be made, if at all, we propose to include substantially the following disclosure as an explanatory note under the contractual obligations table in the operating and financial review and prospects section beginning with the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2009:
               “Potential future milestone payments to Chiesi of approximately $[4,000,000] were not included in the contractual obligations table as they are contingent on the achievement of certain sales-based milestones. The specific timing of such milestones cannot be predicted and depend upon future developments as well as third party actions which cannot be predicted with certainty (including actions which may never occur). Due to the nature of such milestone amounts, they are neither probable at this time nor is the timing of their potential achievement predictable and consequently, such amounts are not included in this disclosure.”
Operating and Financial Review and Prospects
Results of Operations
Research and Development Expenses, page 72
2.	Refer to your response to comment two. Please tell us where you have quantified the research and development expenses on each of your major research and development projects. Revise your proposed disclosure to provide the requested breakout of your research and development expenses, including project inception to date totals. The sum of those expenses should materially agree to the research and development expenses reported on your statements of operations. In addition, your explanation of the increases in the research and development expenses being attributable to “the timing of clinical trials and other product development activities” is vague. Revise to discuss why

September 15, 2009
U.S. Securities and Exchange Commission

the timing of clinical trials affected the expenses and to describe the differences in the product development activities between the periods being compared.
Response to Comment 2:
               We propose to include the following disclosure (updated and modified as appropriate as of a then-current date) in our next report on Form 6-K reporting our operating and financial review and prospects for the three and nine months ended September 30, 2009. The disclosure breaks out our research and development expenses and will materially agree with the research and development expenses reported on our statement of operations.
               “Total Research and Development Expenses. Research and development expenses were [€XX.X million] for the nine months ended September 30, 2009 compared to [€XX.X million] for the same period in 2008, representing an increase of approximately [€X.X million or XX%]. The increase was due primarily to an increase in development costs attributable specifically to EUR-1008. These increases were partially offset by a decrease in other development costs for XXX, as compared to the same period in 2008. We allocate our research and development expenses into two categories, research and development expenses attributable to development fees and other research and development expenses.
               Research and Development Expenses Attributable to Development Fees. For the nine months ended September 30, 2009, we were involved in a number of external projects for third parties, which we refer to in our consolidated statement of operations as research and development expenses attributable to development fees. For the nine months ended September 30, 2009, we incurred [€X.X million] in research and development expenses attributable to development fees, representing [XX]% of our total research and development expenses. The largest component of these research and development expenses attributable to development fees were personnel and overhead costs allocated to external projects. For the nine months ended September 30, 2009, [€X.X million] of such personnel and overhead costs were incurred, representing an increase of €XX, or X% compared to the same period in 2008. With more than [XX] active external projects during the nine months ended September 30, 2009, no single project was signficant. [In addition to the personnel and overhead costs, we incurred XXX of [specific other expenses to be identified], an increase of [XXX] over the same period in 2008, primarily due to [XXX]].
               Other Research and Development Expenses. For the nine months ended September 30, 2009, the only internal project that was individually significant with respect to our total research and development expenses was EUR-1008. In our consolidated statement of operations, we refer to internal research and development expenses as other research and development expenses. Development costs for EUR-1008 increased by [€X.X million] to [€X.X million], primarily due to [our clinical trial of EUR-1008 in chronic pancreatitis, the increased costs of personnel specialized in regulatory matters related to the registration of EUR -1008 and XXX] during the nine months ended September 30, 2009, representing a [XX% increase] compared to the same period of 2008. For the nine months ended September 30, 2009, the portion of our research and development expenses attributable to other internal development projects [decreased] by [€XXX] to [€XXX] and was comprised of multiple projects, none of which was individually significant in relation to our total research and development expenses for the nine months ended September 30, 2009. [In addition to the above project related expenses, we incurred [XXX] of [specific other expenses to be identified], an increase of [XXX] over the same period in 2008, primarily due to [XXX]].”

September 15, 2009
U.S. Securities and Exchange Commission

               Please note that the above text, including the bracketed information, is intended to be illustrative only, and is not intended to reflect the actual results or explanations applicable to any future time period.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10: Income taxes, page F-18
3.	The discussion you provided in response to comment three is vague. Please explain to us separately the nature of your uncertain tax positions related to transactions between certain subsidiaries in different jurisdictions resulting in your €1.8 million charge to tax provision in 2008. In your response, please explain to us the jurisdictions involved and what happened in 2008 warranting the provision, clarifying why the provision was not necessary in 2007 upon the adoption of FIN 48. In addition, please explain why you do not expect to have a continuing impact of similar transactions.
Response to Comment 3:
               We propose to add the following disclosure in our next report on Form 6-K reporting our operating and financial review and prospects for the three and nine months ended September 30, 2009:
               “Tax expense for the nine months ended September 30, 2008 included €1.8 million of provision expense related to amounts required to be recorded for changes to our uncertain tax positions under Interpretation No. 48 (FIN 48), including interest and penalties. The uncertain tax position related to a one time modification of a loan type financing arrangement between the Company’s U.S. and Italian subsidiaries in July 2008 which, although subject to interpretation of U.S. tax law, is more likely than not subject to a withholding tax which would not be recoverable by the Italian counterparty. Based on information available to date, other than incremental interest, the amount is not expected to change significantly in the next twelve months because no such modifications or similarly taxable actions are currently planned or expected. The Company is not able to determine when this tax position might be resolved with the relevant tax authorities.”
               We also propose to add similar disclosure to our financial statement footnote regarding income taxes under the income tax rate reconciliation in subsequent filings of our annual financial statements. There were no such or similar modifications of financing arrangements between subsidiaries prior to July 2008, and consequently, no such provision was required at the time of adoption of FIN 48.
* * * * *

The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes the Company’s disclosure in the filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               Please do not hesitate to contact Andrew P. Gilbert of Morgan, Lewis & Bockius LLP at (609) 919-6603, or the undersigned at (267) 759-9322 if you should have any questions or comments with regard to these responses. Additionally, we request that any further correspondence to be delivered to Gearóid M. Faherty, our Chief Executive Officer, be sent via facsimile to (39) 02 95743381.
Sincerely,
/s/ Manya S. Deehr

     Manya S. Deehr
     Chief Legal Officer
     Eurand N.V.

cc:	Gearóid M. Faherty, Eurand Mario Crovetto, Eurand Andrew P. Gilbert, Morgan, Lewis & Bockius LLP

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